

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2011

Via E-mail
Walter Davis
President and Chairman of the Board of Directors
c/o Ceres Managed Futures LLC
522 Fifth Avenue, 14th Floor
New York, NY 10036

Re: **BHM Discretionary Futures Fund L.P.**
       Amendment No. 2 to Form 10-12G
       Filed July 12, 2011
       File No. 000-54284

Dear Mr. Davis:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our letter dated March 25, 2011. Please note that your need to register as an investment company is dependent on your determination that you are not an investment company under the analysis stated in staff no-action letter Managed Futures Association (pub. avail. July 15, 1996). Please further note that you must, however, consider the Managed Futures Association analysis going forward and register as an investment company if, under that analysis, you become primarily engaged in investment company activities in the future.

2.   We note your response to comment 2 of our letter dated March 25, 2011. Please revise to include the following language: "The Partnership understands and expects that the Trading Company will at all times look primarily to commodity interests as its principal intended source of gains and understands and expects that at all times commodity interests will represent the Trading Company's primary risk of loss. The Partnership understands and expects the Trading Company will not enter into any financial

instrument if to do so would cause the Trading Company to look to securities as its principal intended source of gains or anticipates that securities will represent the Trading Company's primary risk of loss."

<u>Redemptions, page 4</u>

3.   We note your response to comment 3 of our letter dated May 20, 2011 and we reissue our prior comment, in part. Please revise to clarify if you will notify unit holders of the suspensions and the accompanying reasons for such suspension.

<u>Item 2. Financial Information, page 26</u>

<u>Management's Discussion and Analysis, page 27</u>

4.   We note your response to comment 7 referring to the range of margin requirements. In future periodic reports, please disclose the average margin posted during the reporting period or tell us why such disclosure would not aid investors' understanding of the risk and leverage that contributed to your pro rata portion of the trading results.

5.   We note your response to comment 8. In future periodic reports, please disclose the amount of the general partner's fee.

<u>Exhibit 99.1</u>

<u>Note 6. Financial Highlights</u>

6.   We note your response to comment 12. Please provide us with a quantitative recalculation of your ratios, starting with GAAP measures and showing any adjustments, and provide us with a materiality analysis showing why you believe these adjustments are not material.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comments regarding the Investment Company Act, please contact Stephen Van Meter in the Division of Investment Management at (202) 551-4448. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or Duc Dang, Attorney-Advisor, at (202) 551-3386 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Timothy P. Selby, Esq.
        Alston & Bird LLP
        Via E-mail